Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

Postal Ballot Notice

Dear Members,

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 ("the Act"), read together with the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment(s) thereof for the time being in force), that the resolutions appended below are proposed to be passed by the Members through postal ballot / electronic voting (e-voting). The explanatory statement pertaining to the aforesaid resolutions setting out the material facts concerning each item and the reasons thereof is annexed hereto with a Postal Ballot Form for your consideration.

The Board of Directors of the Company ("Board") has appointed Parameshwar G. Hegde, Practicing Company Secretary, as the Scrutinizer ("Scrutinizer") for conducting the postal ballot / e-voting process in a fair and transparent manner.

Members are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed self-addressed Business Reply Envelope so as to reach the Company not later than 17:30 hours IST on March 31, 2017. Postage will be borne and paid by the Company. Postal Ballot Forms, if sent at the expense of the Members, will also be accepted. The Postal Ballot Forms may also be deposited personally at the address given on the Business Reply Envelope. Please note that, Postal Ballot Forms received after 17:30 hours IST on March 31, 2017 shall be deemed invalid.

Members desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section 'Voting through Electronic Means'. References to postal ballot(s) in this Postal Ballot Notice include votes received electronically.

The Scrutinizer will submit his report to the Chairman or any other authorized person of the Company after the completion of the scrutiny of the postal ballots (including e-voting). The result of the postal ballot shall be declared by the Chairman or any other authorized person of the Company on or before April 5, 2017 and communicated on the same day to the stock exchanges, depository, registrar and share transfer agents and shall also be displayed on the Company's website, https://www.infosys.com/investors/

Registered office :
Electronics City, Hosur Road
Bengaluru 560 100
India

Bengaluru
February 23, 2017

by order of the Board of Directors
for Infosys Limited

A. G. S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Resolutions

Item no. 1 – Revision in compensation of U B Pravin Rao, Chief Operating Officer & Whole-time Director

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT, pursuant to the recommendations of the Nomination and Remuneration Committee ("the Committee") dated October 13, 2016 & February 23, 2017 and the approval of the Board through its resolutions dated October 14, 2016 & February 23, 2017 and pursuant to the provisions of Section 196, 197 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder, read with Schedule V to the Act (including any statutory modification(s) or re-enactment(s) thereof), consent of the Members be and is hereby accorded to revise the annual compensation of U B Pravin Rao (DIN : 06782450), Chief Operating Officer and Whole-time Director as set out below, with effect from November 1, 2016:

1. Fixed salary: Annual fixed salary of ₹4,62,50,000 (comprising primarily of basic salary, house rent allowance, medical allowance, leave travel allowances, superannuation allowance, statutory bonus, ex-gratia, personal allowance and others) to be paid periodically in accordance with the Company's normal payroll practices and subject to tax withholding.
2. Variable pay: Annual variable compensation of ₹3,87,50,000 at 100% payout (capped at maximum of 120%) on achievement of annual targets set by the Board or by the Committee less applicable tax withholdings to be paid, and payable at such intervals as may be decided by the Board or the Committee from time to time.
3. Performance-based stock compensation: Based on fiscal 2016 performance, stock compensation of ₹4,00,00,000 by way of 27,250 Restricted Stock Units (RSU) and 43,000 stock options (based on Black Scholes valuation) under 2015 Stock Incentive Compensation Plan. The RSU and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be market price as on the date of grant under 2015 Stock Incentive Compensation Plan. Stock Compensation for periods beyond fiscal 2016, will be granted on achievement of performance conditions, decided by the Board or the Committee each year. Such stock compensation shall not exceed ₹5,00,00,000 per annum.
4. Employee benefits: During the term of his employment, U B Pravin Rao will be entitled to participate in the employee benefit plans of the Company including personal accident insurance, club membership fees, use of company-provided chauffeur and security services, contribution to retirement benefits such as provident fund, superannuation fund, gratuity, etc. In addition, U B Pravin Rao will be entitled to receive severance compensation amounting to 9 months' fixed salary should his employment be terminated without cause.
5. Vacation: U B Pravin Rao will be entitled to paid vacation in accordance with the Company's vacation policy applicable to its Whole-time Directors.
6. Expenses: The Company will reimburse U B Pravin Rao for, or pay for, actual and reasonable travel, entertainment, security, or other expenses incurred by him pursuant to or in connection with the performance of his duties.
7. Minimum remuneration: Further and notwithstanding anything herein, should the Company incur a loss or have inadequate profits in any financial year closing on and after March 31, 2017, during the tenure of U B Pravin Rao as a Whole-time Director of the Company, the Company shall pay to U B Pravin Rao an aggregate remuneration not exceeding the limits specified under Section II of Part II of Schedule V to the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or any other applicable for the time being in force.
8. Annual increments to components of U B Pravin Rao's compensation will be determined on an annual basis by the Board or the Committee at its sole discretion, taking into account the Company's prior years' audited financial performance and independent compensation benchmarks.

RESOLVED FURTHER THAT, the Board of Directors of the Company or the Committee be and are hereby authorized to alter and vary or modify the different components of the above stated remuneration as may be agreed to by the Board of Directors or the Committee and U B Pravin Rao.

Item no. 2 – Appointment of D N Prahlad, as an Independent Director

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT, D N Prahlad (DIN: 00504146), who was appointed as an Additional Director, pursuant to Section 161 of the Companies Act, 2013 with effect from October 14, 2016, be and is hereby appointed as an Independent Director of the Company up to October 13, 2021, and that his office shall not be subject to retirement by rotation.

Item no. 3 - To adopt new Articles of Association of the Company in conformity with the Companies Act, 2013.

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Section 14 and other applicable provisions, of the Companies Act, 2013 read with Companies (Incorporation) Rules 2014 or any other law for the time being in force (including any statutory modification(s) or re-enactment thereof, for the time being in force), the modification to Articles of Association of the Company, a copy of which is available for inspection at the registered office of the Company and also available on the website of the Company https://www.infosys.com/investors/reports-filings/, be and is hereby approved and adopted in total exclusion, substitution and superseding the existing Articles of Association of the Company.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers conferred herein, to any Committee of directors with power to further delegate to or any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Notes

1. The explanatory statement pursuant to Section 102 of the Act stating all material facts and the reasons for the proposal is annexed herewith.
2. The Postal Ballot Notice is being sent to the Members whose names appear on the Register of Members / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on February 24, 2017. The Postal Ballot Notice is being sent to Members in electronic form to the email addresses registered with their Depository Participants (in case of electronic shareholding) / the Company's registrar and share transfer agent (in case of physical shareholding). For Members whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope.
3. Members whose names appear on the Register of Members / List of Beneficial Owners as on February 24, 2017 will be considered for the purpose of voting. A person who is not a Member as on the relevant date should treat this notice for information purposes only.
4. Resolutions passed by Members with requisite majority, through postal ballot shall be deemed to have been passed at a General Meeting of Members convened on that behalf.
5. Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case Members cast their votes through both the modes, voting cast through e-voting shall be treated as valid and votes cast through physical Postal Ballot Forms will be treated as invalid.
6. In case a Member wishes to obtain a printed Postal Ballot Form or a duplicate, he or she may send an email to investors@infosys.com. The registrar and share transfer agent / Company shall forward the same along with postage-prepaid self-addressed Business Reply Envelope to the Member.
7. Voting rights shall be reckoned on the paid-up value of shares registered in the name of the Members as on February 24, 2017. The postal ballot period commences on March 2, 2017 (09:00 hours IST) and ends on March 31, 2017 (17:30 hours IST).
8. In compliance with Sections 108 and 110 of the Companies Act, 2013 and the Rules made thereunder, the Company has provided the facility to Members to exercise their votes electronically and to vote on all resolutions through the e-voting service facility arranged by NSDL. The instructions for electronic voting are annexed to this Notice.
9. Members cannot exercise votes by proxy.
10. Members wishing to exercise their vote by physical postal ballot are requested to carefully read the instructions printed on the Postal Ballot Form and return the Form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than the close of working hours (i.e. 17:30 hours IST) on March 31, 2017. The postage will be borne by the Company. However, envelopes containing postal ballots, if sent by courier or registered / speed post at the expense of the Members, will also be accepted. Postal Ballot Forms received after 17:30 hours IST on March 31, 2017 shall be deemed invalid.
11. The Scrutinizer will submit his report to the Chairman or any other person authorized by the Chairman after the completion of scrutiny, and the result of the voting by postal ballot will be announced by the Chairman or any director of the Company duly authorized, on or before April 5, 2017 and will also be displayed on the Company website (www.infosys.com), and communicated to the stock exchanges, depository, registrar and share transfer agent on the said date.
12. The resolutions, if passed by the requisite majority, shall be deemed to have been passed on March 31, 2017 i.e the last date specified for receipt of duly completed postal ballot forms or e-voting. All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch until the last date for receipt of votes by postal ballot / e-voting.

Voting through electronic means

In compliance with Regulation 44, SEBI Listing Obligation and Disclosure Requirements, 2015 (the "Listing Regulations") and Sections 108, 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to all its Members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members.

The instructions for e-voting are as follows:

1. Members whose email addresses are registered with the depository participant(s) will receive an email from NSDL informing them of their User ID and password. Once the Member receives the email, he or she will need to go through the following steps to complete the e-voting process :

   a. Open email and open the PDF file titled 'Infosys e voting.pdf' using your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that this password is an initial password.

      NOTE: Shareholders already registered with NSDL for e-voting will not receive the PDF file "Infosys e voting.pdf".

   b. Launch your internet browser and type the following URL: http://www.evoting.nsdl.com. Click on Shareholder – Login.

   c. Enter the user ID and password (as mentioned in step 1.a or provided in the physical Postal Ballot Form). Click on Login.

   d. The Password change menu will appear. Change the password to a password of your choice. The new password should have a minimum of 8 digits / characters or a combination thereof. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential.

   e. The homepage of e-voting will open. Click on e-voting: Active Voting Cycles.

   f. Select 'EVEN' (E-Voting Event Number) of Infosys Limited.

   g. Now you are ready for e-voting as the 'Cast Vote' page opens.

   h. Cast your vote by selecting the option of your choice and click on 'Submit', and also remember to 'Confirm' when prompted.

   i. On confirmation, the message 'Vote cast successfully' will be displayed.

   j. After you have voted on a resolution once, you will not be allowed to modify your vote.

   k. Institutional Members (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authorization letter etc., together with attested specimen signature of the authorized signatory(ies) who is / are authorized to vote, to the Scrutinizer via email to evoting@infosys.com, with a copy marked to evoting@nsdl.co.in.

2. For members whose email IDs are not registered with Depository Participant(s) and who receive the physical Postal Ballot Forms, the following instructions may be noted:

   a. The initial user ID and password is provided at the bottom of the Postal Ballot Form.

   b. Please follow the instructions from b. to k. as mentioned in step 1 to cast your vote.

3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) and e-voting user manual for Members available in the 'Downloads' section of www.evoting.nsdl.com. Members can also contact Mr. Amit Vishal, Senior Manager, NSDL to resolve any grievances with regard to e-voting. Contact number-022-24994360; email id- AmitV@nsdl.co.in

4. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot User Details / Password' option available on the site to reset the password.

5. If you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote.

   NOTE: Shareholders who forgot the User Details/ Password can use "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com.

   In case shareholders are holding shares in demat mode, user ID is the combination of DPID +Client ID.

   In case shareholders are holding shares in physical mode, user ID is the combination of EVEN No + Folio No.

6. The e-voting period commences on March 2, 2017 (09:00 hours IST) and ends on March 31, 2017 (17:30 hours IST). During this period, Members of the Company holding shares either in physical form or in dematerialized form, as on the relevant date i.e. February 24, 2017, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, he or she will not be allowed to change it.

7. The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Company as on the relevant date i.e. February 24, 2017. Voting rights in the postal ballot / e-voting cannot be exercised by a proxy, though corporate and institutional shareholders shall be entitled to vote through their authorized representatives with proof of their authorization.

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item no. 1

The Nomination and Remuneration Committee ("the Committee") and the Board on the recommendation of the Committee, based on U B Pravin Rao's performance in fiscal 2016 and independent compensation benchmarks, recommend revision of his compensation.

Pursuant to the authority granted to the Board in the relevant resolution passed at the Annual General Meeting held on June 14, 2014 and on recommendation of the Committee, the Board has approved the amendments to the existing compensation structure through its resolutions dated October 14, 2016 and February 23, 2017. The revised compensation approved by the Board by its resolution dated October 14, 2016 has not been made effective pending shareholders' approval. The revised compensation reflects the Company's philosophy of aligning senior managment compensation to shareholders' interestes by increasing the variable component as a percentage of total compensation. As a best corporate governance practice, the Board on the recommendation of the Committee, recommends the revision of U B Pravin Rao's compensation for Member's approval in the following manner:

1. Fixed salary: Annual fixed salary of ₹4,62,50,000 (comprising primarily of basic salary, house rent allowance, medical allowance, leave travel allowances, superannuation allowance, statutory bonus, ex-gratia, personal allowance and others) to be paid periodically in accordance with the Company's normal payroll practices and subject to tax withholding.

2. Variable pay: Annual variable compensation of ₹3,87,50,000 at 100% payout (capped at maximum of 120%) on achievement of annual targets set by the Board or the Committee less applicable tax withholdings to be paid, and payable at such intervals as may be decided by the Board or the Committee from time to time.

3. Performance-based stock compensation: Based on fiscal 2016 performance, stock compensation of ₹4,00,00,000 by way of 27,250 Restricted Stock Units (RSU) and 43,000 stock options (based on Black Scholes valuation) under 2015 Stock Incentive Compensation Plan. The RSU and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be market price as on the date of grant under 2015 Stock Incentive Compensation Plan. Stock Compensation for periods beyond fiscal 2016, will be granted on achievement of performance conditions, decided by the Board or the Committee each year. Such stock compensation shall not exceed ₹5,00,00,000 per annum.

4. Employee benefits: During the term of his employment, U B Pravin Rao will be entitled to participate in the employee benefit plans of the Company including personal accident insurance, club membership fees, use of company-provided chauffeur and security services, contribution to retirement benefits such as provident fund, superannuation fund, gratuity, etc. In addition, U B Pravin Rao will be entitled to receive severance compensation amounting to 9 months' fixed salary should his employment be terminated without cause.

5. Vacation: U B Pravin Rao will be entitled to paid vacation in accordance with the Company's vacation policy applicable to its Whole-time Directors.

6. Expenses: The Company will reimburse U B Pravin Rao for, or pay for, actual and reasonable travel, entertainment, security, or other expenses incurred by him pursuant to or in connection with the performance of his duties.

7. Minimum remuneration: Further and notwithstanding anything herein, should the Company incur a loss or have inadequate profits in any financial year closing on and after March 31, 2017, during the tenure of U B Pravin Rao as a Whole-time Director of the Company, the Company shall pay to U B Pravin Rao an aggregate remuneration not exceeding the limits specified under Section II of Part II of Schedule V to the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or any other applicable for the time being in force.

8. Annual increments to components of U B Pravin Rao's compensation will be determined on an annual basis by the Board or the Committee at its sole discretion, taking into account the Company's prior years' audited financial performance and independent compensation benchmarks.

A copy of the appointment letter of U B Pravin Rao setting out the terms and conditions of his appointment and the draft letter amending his remuneration package is available for inspection without any fee by the Members at the Company's registered office during normal business hours on working days up to March 31, 2017.

No director, key managerial personnel or their relatives, except U B Pravin Rao to whom the resolution relates, is interested in or concerned with the resolution.

The Board recommends the resolution set forth in Item no. 1 for the approval of the Members.

Item no. 2

The Board in their meeting held on October 14, 2016, had appointed D N Prahlad as an additional director of the Company with effect from October 14, 2016, pursuant to Section 161 of the Companies Act, 2013, read with Article 114 of the Articles of Association of the Company. His office is not subject to retirement by rotation.

The Board prior to the appointment of D N Prahlad, had conducted interviews and had extensive deliberations regarding D N Prahlad's appointment. In addition, the Board ascertained the criteria for establishing independence of D N Prahlad in terms of both the Companies Act, 2013 (the "Act") and the SEBI (Listing Obligations and Disclosure Requirements) Regulations (the "Listing Regulations").

The Board has specifically looked into whether D N Prahlad is a "relative" of the promoters or directors as contemplated by Section 149(6)(b)(ii) of the Act or Regulation 16(b)(iii) of the Listing Regulations and determined that he is not a relative within the meaning ascribed to the term under the Act, or the Rules prescribed and under the Listing Regulations.

The Board had also noted D N Prahlad, at the time of his appointment, was Managing Director of Surya Software Systems Private Limited, which is a vendor to the Company. The Board has ascertained the value of contract between the Company and Surya Software Systems Private Limited and concluded that the value of the contract is not material. The Company's Audit Committee and the Board have reviewed and approved this contract executed between the Company and Surya Software Systems Private Limited as required under the Act.

D N Prahlad's shareholding in the Company along with the holdings of his relatives, is approximately 0.05% (12,30,980 shares) of the total outstanding share capital of the Company. This is below the threshold prescribed by the Act and by the Listing Regulations in order to determine independence of Directors. D N Prahlad was formerly an employee of the Company, and his employment with the Company ceased in 1998.

The Company has received notice in writing under the provisions of Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹1,00,000/- proposing the candidature of D N Prahlad for the office of Independent Director, to be appointed as such under the provisions of Section 149, 152 and Schedule IV of the Companies Act, 2013.

The Company has also received (i) consent in writing from D N Prahlad to act as Director in Form DIR 2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules 2014 ("Appointment Rules"), (ii) intimation in Form DIR 8 in terms of the Appointment Rules from D N Prahlad to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act.

In the opinion of the Board, D N Prahlad, the director proposed to be appointed as an Independent Director, fulfills the conditions specified in the Companies Act, 2013, the Rules and the Listing Regulations made thereunder and he is independent. A copy of the draft letter for the appointment of D N Prahlad as an Independent Director setting out the terms and conditions is available for inspection without any fee by the Members at the Company's registered office during normal business hours on working days up to March 31, 2017.

The resolution seeks the approval of members for the appointment of D N Prahlad as an Independent Director of the Company up to October 13, 2021 pursuant to Section 149, 152 and other applicable of the Companies Act, 2013 and the Rules made thereunder and his office shall not be subject to retirement by rotation.

No director, key managerial personnel or their relatives, except D N Prahlad to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 2 for the approval of the Members.

Item no. 3

The existing Articles of Association ("AOA") of the Company are based on the provisions of the Companies Act, 1956.

Members are aware that the Ministry of Corporate Affairs ("MCA") has notified most of the sections of the Companies Act, 2013 ("the Act") which replace the provisions of the Companies Act, 1956. The MCA has also notified the Rules pertaining to the further notified sections.

In order to bring the existing AOA of the Company in line with the provisions of the Act, the Company will have to make numerous changes in the existing AOA. It is therefore considered desirable to adopt a comprehensive new set of Articles of Association of the Company ("New Articles"), in substitution of and to the exclusion of the existing AOA.

Pursuant to the provisions of Section 14 of the Act, approval of the shareholders of the company by special resolution is required for the adoption of the New Articles to replace the existing AOA and accordingly, the approval of the shareholders is being sought for the adoption of the New Articles.

A copy of the proposed New Articles to be adopted are available for inspection by the members at the registered office of the Company during normal business hours on all working days from the date of dispatch of the notice, up to the last date of voting i.e. March 31, 2017 and is also available on the website of the Company at https://www.infosys.com/investors/reports-filings/

Summary of key changes in the Articles of Association of Infosys Limited in conformity with the Companies Act, 2013

The below table provides summary of key changes to the existing AOA of Infosys Limited pursuant to the requirements under the Companies Act, 2013. The below table is not an exhaustive summary of all the changes to the existing AOA. A detailed list of changes to the existing AOA is available on the website of the Company https://www.infosys.com/investors/reports-filings/.

Category	Existing Article reference	Key Changes
Constitution of the Company	Article 1	Modified to incorporate the regulations contained in Table F of the Companies Act, 2013 instead of Table A of the Companies Act, 1956.
General Meetings	Article 77	The requirement that there shall not be more than 15 (fifteen) months gap between the two Annual General Meetings has been added.
	Article 82	Quorum requirements have been modified as per the requirements of the Companies Act, 2013.
	Article 88	Procedure to be followed for demanding poll at the General Meetings is included.
	Articles 77 – 105	Availability of e-voting facility for members included.
	Articles 77 – 105	Procedure to be adopted while recording the minutes of general meeting included.
Share Capital	No corresponding provision	Power to purchase its own equity shares or other securities by way of a buy-back arrangement has been included.
	No corresponding provision	Provisions relating to nomination facility for shares by a shareholder have been inserted.
	Article 13	Power of the Board to issue shares at a discount has been deleted in line with the Companies Act, 2013.
Borrowing Powers	Articles 66 -70	Procedure to be adopted while exercising the borrowing powers is included.
Directors	Article 106	The Company may appoint 15 directors and any increase beyond such limit will require a special resolution in line with the Companies Act, 2013.
	No corresponding provision	Provisions relating to appointment of Independent Directors have been included in line with the Companies Act, 2013.

No director, key managerial personnel or their relatives are interested in or concerned with the resolution. The Board recommends the Resolution set forth in Item no. 3 for approval of the Members.

Registered office :
Electronics City, Hosur Road
Bengaluru 560 100
India

by order of the Board of Directors
for Infosys Limited

A. G. S. Manikantha
Company Secretary

Bengaluru
February 23, 2017

Additional information on directors recommended for appointment / reappointment required under Regulation 36 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015



U B Pravin Rao

U B Pravin Rao was inducted on January 10, 2014 as a Member of the Board.

Pravin Rao as Chief Operating Officer has overall strategic and operational responsibility for the entire portfolio of the company's offerings. He oversees the key functions of global sales, global delivery and business enabling functions. He drives and oversees the continuous renewal of key processes, systems and policies across the company in client relationship management, sales effectiveness, delivery excellence, quality, talent management and leadership development. Pravin is also Chairperson of Infosys BPO.

He has over 30 years of experience. Since joining Infosys in 1986, he has held a number of senior leadership roles including Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences.

Pravin holds a degree in electrical engineering from Bangalore University, India. He is on the National Council of Confederation of Indian Industry (CII) and the Executive Council of Nasscom.

Nature of expertise in specific functional areas

Information Technology Services and
Business Management.

Disclosure of relationships between directors inter-se

Nil

Listed companies (other than Infosys Group) in which U B Pravin Rao holds directorship and committee membership:

Directorship

Nil

Chairperson / Membership of Board committees

Nil

Shareholding in the Company

Name	Category	Shares held
U B Pravin Rao	Chief Operating Officer and Whole-time Director	5,55,520



D N Prahlad

D N Prahlad was inducted on October 14, 2016 as a Member of the Board.

D N Prahlad is the founder and CEO of Surya Software Systems Private Limited ("Surya"), Bangalore. Surya focuses on products for financial risk management of financial institutions in general and banks in particular. In addition, D N Prahlad is on the advisory board of Computer Science and Automation Department of Indian Institute of Science, Bangalore. He served as an adjunct faculty at Indian Institute of Information Technology, Bangalore in its formative years. He serves as an advisory board member of PathShodh Healthcare, a company with leading edge nano-technology in diagnostic measurements related to diabetes. D N Prahlad is a B.Sc. with honours in mathematics from Bangalore University and B.E. (Electrical technology and Electronics) from Indian Institute of Science, Bangalore.

Prior to founding Surya, D N Prahlad played a key role in the rapid growth of Infosys, being associated with Infosys in its formative years. He brings with him a high level of experience of working with multiple Fortune 50 clients, creation of new services, products and strategies.

Nature of expertise in specific functional areas

Developing technology products and software, Computer Science and Automation.

Disclosure of relationships between directors inter-se

Nil

Listed companies (other than Infosys Group) in which D N Prahlad holds directorship and committee membership:

Directorship

Nil

Chairperson / Membership of Board committees

Nil

Shareholding in the Company

Name	Category	Shares held
D N Prahlad	Director	1,151,720
Kalpana Prahlad	Relative (spouse)	69,260
Prahlad Family Trust	Trustee	10,000